INTENTIONALIST, SPC

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Intentionalist, SPC
Seattle, Washington

We have reviewed the accompanying financial statements of Intentionalist, SPC, which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Intentionalist, SPC and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 21, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.ITAX (1829) • WWW.BELLE.CPA

INTENTIONALIST, SPC
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 178,367	$ 113,307
Accounts receivable, net	44,224	8,967
TOTAL CURRENT ASSETS	222,591	122,274
OTHER ASSETS		
Software development costs	80,933	139,845
TOTAL ASSETS	$ 303,524	$ 262,119

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 18,337	$ 15,306
Accrued expenses	2,855	2,855
Gift card liability	136,601	45,050
Due to related party	2,426	-
TOTAL CURRENT LIABILITIES	160,219	63,211
TOTAL LIABILITIES	160,219	63,211
SHAREHOLDERS' EQUITY		
Common stock, see note 4	100	100
Additional paid-in capital	63,815	33,815
SAFE obligations	300,000	300,000
Accumulated deficit	(220,610)	(135,007)
TOTAL SHAREHOLDERS' EQUITY	143,305	198,908
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 303,524	$ 262,119

See independent accountant's review report and accompanying notes to financial statements.

INTENTIONALIST, SPC
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 510,404	$ 242,980
COST OF GOODS SOLD	205,612	50,683
GROSS PROFIT	304,792	192,297
OPERATING EXPENSES		
Amortization expense	65,774	41,750
Contractors expense	238,089	99,621
General and administrative	15,191	4,102
Payroll expenses	35,180	17,474
Professional fees	17,160	5,005
Sales and marketing	13,136	2,898
Sponsorship expenses	-	120,645
Taxes and licenses	5,865	771
TOTAL OPERATING EXPENSES	390,395	292,266
NET OPERATING LOSS	(85,603)	(99,969)
NET LOSS	$ (85,603)	$ (99,969)

See independent accountant's review report and accompanying notes to financial statements.

- 4 -

INTENTIONALIST, SPC
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

| | Common Stock | | Additional | SAFE | Retained Earnings | Total |
	Shares	Amount	Paid-in Capital	Obligations	(Accumulated Deficit)	
BEGINNING BALANCE, JANUARY 1, 2020	100,000	$ 100	31,315	225,000	$ (35,038)	$ 221,377
Founders contribution of capital	-	-	2,500	-	-	$ 2,500
Issuance of SAFE obligations	-	-	-	75,000	-	$ 75,000
Net loss	-	-	-	-	(99,969)	$ (99,969)
ENDING BALANCE, DECEMBER 31, 2020	100,000	$ 100	$ 33,815	$ 300,000	$ (135,007)	$ 198,908
Founders contribution of capital	-	-	30,000	-	-	$ 30,000
Net loss	-	-	-	-	(85,603)	$ (85,603)
ENDING BALANCE, DECEMBER 31, 2021	100,000	$ 100	$ 63,815	$ 300,000	$ (220,610)	$ 143,305

See independent accountant's review report and accompanying notes to financial statements.

INTENTIONALIST, SPC
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (85,603)	$ (99,969)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	65,774	41,750
(Increase) decrease in assets:		
Accounts receivable	(35,257)	(8,967)
Increase (decrease) in liabilities:		
Accounts payable	3,031	15,306
Deferred revenue	91,551	42,575
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	39,496	(9,305)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for software development costs	(6,862)	(137,278)
CASH USED FOR INVESTING ACTIVITIES	(6,862)	(137,278)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of related party note	2,426	-
Additional paid-in capital by founders	30,000	2,500
Issuance of SAFE obligations	-	75,000
CASH PROVIDED BY FINANCING ACTIVITIES	32,426	77,500
NET INCREASE (DECREASE) IN CASH	65,060	(69,083)
CASH AT BEGINNING OF YEAR	113,307	182,390
CASH AT END OF YEAR	$ 178,367	$ 113,307

	2021	2020
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Intentionalist, SPC (the "Company") was incorporated in the State of Washington on November 7, 2017. The Company specializes in proving a guide to intentionally support local small businesses and diverse communities. Additionally, the Company allows for business searches to be curtailed by owner of people of color, veterans, LGBTQ, families, disabled people, and women.

Going Concern
Since Inception, the Company has relied on funds from SAFE obligations and founders capital contributions issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

See independent accountant's review report.

1.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company believed all amounts in accounts receivable are collectable.

Software Development Costs
In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Intentionalist, SPC platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company began amortizing the costs of the software in 2020 and recorded $65,774 and $41,750, respectively, in amortization expense during the years ending December 31, 2021, and 2020.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021, and 2020.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the

1.   **Summary of Significant Accounting Policies (continued)**

Income taxes (continued)
Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Washington.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling access to the Intentionalist software. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized $510,404 and $242,980 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Due to Related Party**

In 2021, the majority shareholder of the Company provided funds to the Company in the amount of $2,426 and created a note payable from the Company. The loan bears no interest or maturity date. Management intends to pay back the note within the next year.

4.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 1,000,000 shares, at $0.001 par value per share. As of December 31, 2021, and 2020, 100,000 shares have been issued and are outstanding.

Equity Incentive
The Company's 2017 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 15,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2021, and 2020, no shares have been issued under the Plan.

SAFE Obligations
In 2019 and 2020, the Company issued a total of six Simple Agreements for Future Equity ("SAFEs") for a total of $300,000. The agreement state if there is an equity financing before the termination of this SAFE, on the initial closing of an equity financing, the SAFEs will automatically convert into the greater of (i) the number of shares of standard preferred stock equal to the purchase mount divided by the lowest price per share of the standard preferred stock, or (ii) the number of shares of SAFE preferred stock equal to the purchase amount divided by the SAFE price. If there is a liquidation event before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of the proceeds, due and payable to the investor immediately prior to, or concurrent with the consummation of such liquidity event, equal to the greater of the (i) purchase amount or (ii) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price.

The agreement states a post-money valuation cap of $2,500,000.

5.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on November 7, 2017 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6.   <u>**Subsequent Events**</u>

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $250,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal LLC (the "Intermediary" aka "WeFunder"). The Intermediary will be entitled to receive a 6.5% commission fee on funds received through the platform.

Managements Evaluation
The Company has evaluated subsequent events through April 21, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.